# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LEMAITRE VASCULAR INC, CIK 0001158895
CUSIP: 525558201
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 63 Second Avenue, Burlington, Massachusetts (MA), 01803
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001541743

## Reporting persons
- Copeland Capital Management: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 803,212; shared voting power 185,768; sole dispositive power 803,212; shared dispositive power 185,768; aggregate amount beneficially owned 988,980 (5.21% of the class)

## Item 1. Issuer
Name of issuer: LEMAITRE VASCULAR INC
Address of issuer's principal executive offices: 63 Second Avenue Burlington, Massachusetts 01803

## Item 2. Person Filing
Name of person filing: Sofia A. Rosala
Address of principal business office or, if none, residence: 161 Washington St, Suite 1325, Conshohocken, PA 19428
Citizenship: U.S.A

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 5.21%
Percent of class: 5.21%
Sole power to vote or to direct the vote: 803,212
Shared power to vote or to direct the vote: 185,768
Sole power to dispose or to direct the disposition: 803,212
Shared power to dispose or to direct the disposition: 185,678

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Sofia A. Rosala is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Copeland Capital Management: /s/ Sofia A. Rosala, General Counsel and CCO (01/24/2025)